October 10, 2008

Board of Directors
Basic Earth Science Systems, Inc.
633 17th Street, Suite 1645
Denver, CO 80202-3625

Dear Members of the Board of Directors:

Please accept this letter as my resignation from the Board of Directors of Basic Earth Science Systems Inc. effective immediately.  It has been a pleasure working with you and I wish you and Basic Earth the best of luck.

Sincerely,

/s/ David J. Flake

David J. Flake